UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒        Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐        No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐        No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐        No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTRY

(CNPJ/MF) NO. 02.558.134/0001-58

BOARD OF TRADE (NIRE) 33 3 0026253 9

PUBLICLY-HELD COMPANY

TELEMAR NORTE LESTE S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 33.000.118/0001-79 BOARD OF TRADE (NIRE) 33 3 0015258 0 PUBLICLY-HELD COMPANY	COARI PARTICIPAÇÕES S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 04.030.087/0001-09 BOARD OF TRADE (NIRE) 35 3 0018062 3 PUBLICLY-HELD COMPANY

BRASIL TELECOM PARTICIPAÇÕES S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 02.570.688/0001-70 BOARD OF TRADE (NIRE) 53 3 0000581 8 PUBLICLY-HELD COMPANY	BRASIL TELECOM S.A. CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) NO. 76.535.764/0001-43 BOARD OF TRADE (NIRE) 53.3.0000622-9 PUBLICLY-HELD COMPANY

INVITEL S.A.

CORPORATE TAXPAYERS’ REGISTRY

(CNPJ/MF) NO. 02.465.782/0001-60

BOARD OF TRADE (NIRE) 3330016765-0

PUBLICLY-HELD COMPANY

NOTICE TO THE MARKET – CORRECTION

We inform our shareholders, the Brazilian Securities Commission (Comissão de Valores Mobiliários, or the “CVM”) and the market that the RELEVANT FACT disclosed on April 3, 2009 stated incorrectly that the net equity of Brasil Telecom S.A. (“Brasil Telecom”) amounted to R$5,764 million. This amount is in fact the net equity of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”).

For clarification, the restatement, net of tax effects, based on the net equity of Brasil Telecom S.A. is the following:

Brasil Telecom (12/31/2008)	In millions of reais
Net Equity	6,241

Adjustments
Legal Contingencies	(1,450)
Pension plan	200
Allowance for doubtful accounts	(50)

Total net adjustments	(1,300)

Adjusted net Equity	4,941

All the other information included in the Relevant Fact dated April 3, 2009 is confirmed.

Rio de Janeiro, April 9, 2009.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

TELEMAR NORTE LESTE S.A.

COARI PARTICIPAÇÕES S.A.

BRASIL TELECOM PARTICIPAÇÕES S.A.

BRASIL TELECOM S.A.

INVITEL S.A.

Alex Waldemar Zornig

Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This notice contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer